Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods presented.

	Six months ended June 30, 2017	Year ended December 31,
		2016		2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	1.8	—	(2)	2.5	2.1	4.7	2.4
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	$142,335		—	—	—	—

(1)	For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” consist of pre-tax income from continuing operations prepared under GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees; and

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount.

(2)	The ratio of earnings to fixed charges for this period was less than 1.0x.